SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13DA
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Genaissance Pharmaceuticals, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

368 67W 105
(CUSIP Number)

Ginette Depelteau
Capital Technologies CDPQ inc.
(formely Sofinov, Société financière d'innovation inc.)
1981 McGill College Avenue, Montreal (Quebec), H3A 3C7
Tel.: (514) 847-5901
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Name Of Reporting Persons
  I.R.S. Identification nos. of above persons (entities only)
  Capital Technologies CDPQ inc. (formely Sofinov, Société financière d'innovation Inc.)
  -------------------------------------------------------------------------------------------------------------
  Check the Appropriate Box if a Member of a Group (See Instructions)
  (a) [ ]
  (b) [ ]
  -------------------------------------------------------------------------------------------------------------
  SEC USE ONLY
  -------------------------------------------------------------------------------------------------------------
  Source of Funds (See Instructions)
  WC
  -------------------------------------------------------------------------------------------------------------
  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
  -------------------------------------------------------------------------------------------------------------
  Citizenship or Place of Organization
  Montreal (Quebec) Canada
  -------------------------------------------------------------------------------------------------------------
  Sole Voting Power
  1,091,590 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Shares Voting Power
  -------------------------------------------------------------------------------------------------------------
  Sole Dispositive Power
  1,091,590 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Shares Dispositive Power
  -------------------------------------------------------------------------------------------------------------
  Aggregate Amount Beneficially Owned by Each Reporting Person
  1,091,590 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Check if the Aggregate Amount In Row (11) Excludes Certain Shares
  (See Instructions) [ ]
  -------------------------------------------------------------------------------------------------------------
  Percent of Class Represented by Amount in Row (11)
  4.78%
  -------------------------------------------------------------------------------------------------------------
  Type of Reporting Person (See Instructions)
  CO
  -------------------------------------------------------------------------------------------------------------

  Name Of Reporting Persons
  I.R.S. Identification nos. of above persons (entities only)
  Caisse de dépôt et placement du Québec
  -------------------------------------------------------------------------------------------------------------
  Check the Appropriate Box if a Member of a Group (See Instructions)
  (a) [ ]
  (b) [ ]
  -------------------------------------------------------------------------------------------------------------
  SEC USE ONLY
  -------------------------------------------------------------------------------------------------------------
  Source of Funds (See Instructions)
  WC
  -------------------------------------------------------------------------------------------------------------
  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
  -------------------------------------------------------------------------------------------------------------
  Citizenship or Place of Organization
  Montreal (Quebec) Canada
  -------------------------------------------------------------------------------------------------------------
  Sole Voting Power
  1,091,590 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Shares Voting Power
  -------------------------------------------------------------------------------------------------------------
  Sole Dispositive Power
  1,091,590 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Shares Dispositive Power
  -------------------------------------------------------------------------------------------------------------
  Aggregate Amount Beneficially Owned by Each Reporting Person
  1,091,590 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Check if the Aggregate Amount In Row (11) Excludes Certain Shares
  (See Instructions) [ ]
  -------------------------------------------------------------------------------------------------------------
  Percent of Class Represented by Amount in Row (11)
  4.78%
  -------------------------------------------------------------------------------------------------------------
  Type of Reporting Person (See Instructions)
  CO
  -------------------------------------------------------------------------------------------------------------

This Amendment No. 3, dated January 7, 2003 is being filed jointly on behalf of Caisse de dépôt et placement du Québec ("CDPQ") and by its wholly-owned subsidiary, Capital Technologies CDPQ inc. ("Capital") pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to a Joint Filing Agreement dated January 7, 2003, between CDPQ and Capital, a copy of which is attached hereto as Exhibit A.

Item 1 - Security and Issuer

This statement is made with respect to the Common Shares (the "Shares") of Genaissance Pharmaceuticals, Inc. ("Genaissance"), a Connecticut corporation (the "Company"). The address of the principal executive offices of which is 5 Science Park, New Haven, Connecticut, U.S.A., 06511.

Item 2 - Identity and Background

This Schedule 13DA is filed jointly on behalf of CDPQ, a legal person without share capital and a mandatary of the State of the Province de Québec, created by a special act of the Legislature of the Province de Québec, and Capital, a legal entity duly incorporated under part 1A of the Companies ACT (Québec) and a wholly-owned subsidiary of CDPQ, pursuant to Rule 13d-1(f)(1) under the Exchange Act.

The principal business address and the principal office address of each of CDPQ and Capital is 1981, McGill College Avenue, Montréal, Québec, H3A 3C7. The names, business addresses and principal occupation of each director and executive officer of CDPQ and Capital are set forth in Exhibit B, attached hereto.

Each of the directors and executive officers named in Exhibit B is a Canadian citizen, except Mr. John T. Wall who is an American citizen.

To the best knowledge of CDPQ and Capital, none of the persons listed on Exhibit B has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

Capital sold 127,500 Shares for Can. $188,572.

Item 4 - Purpose of Transaction

Neither CDPQ nor Capital has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (e) of Item 5 of Schedule 13DA, although either of them may develop such plans or proposals.

CDPQ and Capital intend to review on a continuing basis their investment in the Company. As of the date of this Schedule 13DA, no determination has been made by CDPQ or Capital to acquire additional shares of Common Stock or dispose of any shares of Common Stock now held by them, although either of them may decide to so acquire or dispose of shares of Common Stock. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved.

Item 5 - Interest in Securities of Issuer
  With recent transactions, Capital is now the direct beneficial owner of 1,091,590 shares of Common Stock (the "Capital Shares"). CDPQ may be deemed to be the indirect, beneficial owner of the Capital Shares. The Capital Shares represent approximately 4.78% of the 22,847,000 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the company.
  CDPQ has the power to vote and dispose of the Capital Shares.
  Except as set forth in this Schedule 13DA, none of CDPQ, Capital or, to the best knowledge of CDPQ or Capital, any person named on Exhibit B hereto, owns any shares of the Company's Common Stock, and none has purchased or sold any shares of the Company's Common Stock during the past 60 days.
  Except as set forth in this Schedule 13DA, no person is known by CDPQ or Capital to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company beneficially owned by CDPQ and Capital.
  Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Schedule 13DA, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13DA or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7 - Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement dated January 7, 2003 by and between Capital and CDPQ
Exhibit B: List of Executive Officers and Directors of CDPQ and Capital Technologies CDPQ inc.
Exhibit C: Joint Filing Table of Dates, Number of Shares sold and price per Share of Sales

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Signature

Date: January 7, 2003

Capital Technologies CDPQ inc.

Ginette Depelteau

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Signature

Ginette Depelteau, Corporate Secretary
Name / Title

Caisse de dépot et placement du Québec

Ginette Depelteau

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Signature

Ginette Depelteau, Vice-president and Corporate Secretary
Name / Title